File No. 001-13252
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
McKesson Corporation Profit-Sharing Investment Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
McKesson Corporation
McKesson Plaza
One Post Street, San Francisco, CA 94104
Telephone (415) 983-8300

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
     All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
McKesson Corporation Profit-Sharing Investment Plan
San Francisco, California
We have audited the accompanying statements of net assets available for benefits of the McKesson Corporation Profit-Sharing Investment Plan (the “Plan”) as of March 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit for its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
San Francisco, California
September 21, 2010

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	March 31,
	2010			2009
	Participant	Non-Participant		Participant	Non-Participant
	Directed	Directed	Plan Total	Directed	Directed	Plan Total
ASSETS
Cash and cash equivalents
Allocated	$	$2,886	$2,886	$	$2,107	$2,107
Unallocated		76,949	76,949		14	14

Total cash & cash equivalents	—	79,835	79,835	—	2,121	2,121

Investments at Fair Value
Mutual funds and Fidelity BrokerageLink	474,411		474,411	555,801		555,801
Common/ collective trusts	372,248		372,248	181,344		181,344
Separately managed accounts	361,326		361,326	92,402		92,402
BNY Mellon Stable Value Portfolio	216,040		216,040	133,528		133,528
Participant loans	30,244		30,244	26,871		26,871
McKesson Corp. common stock
Allocated		443,996	443,996		270,485	270,485
Unallocated			—		2,328	2,328
Employee stock fund	67,715		67,715	37,027		37,027

Total Investments at Fair Value	1,521,984	443,996	1,965,980	1,026,973	272,813	1,299,786

Receivables
Dividends and interest on
Allocated		831	831		902	902
Unallocated			—		8	8
Due from broker for securities sold —allocated		17	17			—

Total receivables	—	848	848	—	910	910

Total assets	1,521,984	524,679	2,046,663	1,026,973	275,844	1,302,817

LIABILITIES
ESOP promissory notes payable — on unallocated stock			—		869	869
Accrued interest — unallocated stock			—		38	38
Accrued other		927	927		1,052	1,052

Total liabilities	—	927	927	—	1,959	1,959

Net Assets Available for Benefits at Fair Value	1,521,984	523,752	2,045,736	1,026,973	273,885	1,300,858
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,134)		(3,134)	6,469		6,469

Net Assets Available for Benefits	$1,518,850	$523,752	$2,042,602	$1,033,442	$273,885	$1,307,327

     See Financial Notes

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	Years Ended March 31,
	2010			2009
	Participant	Non-Participant		Participant	Non-Participant
	Directed	Directed	Plan Total	Directed	Directed	Plan Total
INVESTMENT INCOME (LOSS)
Net appreciation (depreciation) in fair value of investments	$392,793	$227,300	$620,093	$(476,184)	$(129,919)	$(606,103)
Dividends and interest	22,714	3,504	26,218	34,504	3,653	38,157

Total Investment income (loss)	415,507	230,804	646,311	(441,680)	(126,266)	(567,946)

SECURITIES LITIGATION SETTLEMENT PROCEEDS	42,532	76,949	119,481			—

CONTRIBUTIONS
Participants	120,089		120,089	123,628		123,628
Employer	58	899	957		53,812	53,812

Total contributions	120,147	899	121,046	123,628	53,812	177,440

DEDUCTIONS
Benefits paid to participants	130,765	25,980	156,745	98,451	21,092	119,543
Interest expense		14	14		111	111
Administrative fees	604	103	707	640	90	730

Total deductions	131,369	26,097	157,466	99,091	21,293	120,384

Increase (decrease) in Net Assets Before Transfers and Mergers	446,817	282,555	729,372	(417,143)	(93,747)	(510,890)
Transfers to participant directed investments	32,688	(32,688)	—	23,091	(23,091)	—
Merger of net assets from other plans	5,903		5,903	1,657		1,657

Increase (decrease) in Net Assets	485,408	249,867	735,275	(392,395)	(116,838)	(509,233)
Net Assets at beginning of year	1,033,442	273,885	1,307,327	1,425,837	390,723	1,816,560

Net Assets at end of year	$1,518,850	$523,752	$2,042,602	$1,033,442	$273,885	$1,307,327

     See Financial Notes

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES
1. Plan Description
     The following brief description of the McKesson Corporation Profit-Sharing Investment Plan (the “PSIP” or the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The PSIP is a defined contribution plan covering all persons who have completed two months of service and are regular or part-time employees, or are casual employees who have completed a year of service in which they worked at least 1,000 hours in a year, at McKesson Corporation (the “Company” or “McKesson”) or a participating subsidiary, except employees covered by a collectively bargained pension plan. The Plan’s year is defined as April 1st to March 31st. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
     Fidelity Management Trust Company (“Fidelity”) is the trustee of the Plan.
     The Plan is comprised of Participant Directed and Non-Participant Directed Investments, as described below:
     A   Participant Directed Investments
     Contributions: The Plan qualifies as a safe harbor plan as described in Internal Revenue Code sections 401(k) (12) and 401(m) (11). Participants may make pretax and/or Roth 401(k) contributions from 1% to 20% of eligible pay, limited to $16,500 for calendar year 2010 and calendar year 2009. Total contributions are limited to the lesser of $49,000 for calendar year 2010 and calendar year 2009 or 100% of taxable compensation per calendar year. Participants 50 years of age or older may also elect to make pretax and/or Roth 401(k) catch-up contributions of up to 67% of pay, limited to $5,500 for calendar year 2010 and calendar year 2009. Participants may also contribute amounts representing distributions from other qualified plans.
     Participant Accounts: Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and an allocation of earnings, and charged with withdrawals and an allocation of losses and administrative expenses. Allocations are based on participant earnings, or account balances, as defined in the Plan document. The participant is entitled to a benefit upon retirement or separation from employment based upon the vested portion of the participant’s account.
     Vesting: Participant contributions and earnings are 100% vested at all times.
     Investment Options: Upon enrollment in the PSIP, a participant may direct contributions in 1% increments to any of the investments within the Plan. Effective August 2009, the mutual fund window was closed to new contributions and Vanguard target retirement funds were added as default investment funds; in addition, the Plan added Fisher Investments Small Cap Value Portfolio, Cadence Small Cap Growth Portfolio and PSIP International Equity Portfolio as its core funds. Effective March 15, 2010, the Plan closed the mutual fund window and the following core funds: SSgA Balanced Fund, Wellington Management Small Cap Portfolio and Fidelity Diversified International Fund. The following are descriptions from each fund’s prospectus or fund manager’s report:
•	BNY Mellon Stable Value Portfolio invests in fixed-income investments issued by life insurance companies and financial institutions. This is a separately managed account, not a mutual fund.
•	McKesson Employee Stock Fund (the “Employee Stock Fund”) represents shares invested in Company common stock with participant contributions and transfers from the Allocated Employer Stock Fund. See description of Allocated Employer Stock Fund in Section B, Non-Participant Directed Investments.
•	SSgA Bond Index Fund is a commingled pool that seeks to provide investment results that correspond to the total return of the bonds in the Barclays Capital U.S. Aggregate Bond Index (formerly known as the Lehman Brothers Aggregate Bond Index).
•	Fisher Investments Small Cap Value Portfolio invests primarily in stocks of companies that are part of the Russell 2000 Value Index. This is a separately managed account, not a mutual fund.
•	Cadence Small Cap Growth Portfolio invests primarily in small-cap companies with market values under $2.5 billion that are a part of the Russell 2000. This is a separately managed account, not a mutual fund.
•	SSgA S&P 500 Index Fund is a commingled pool that invests in stocks in the benchmark S&P 500 Index and attempts to duplicate the investment results of that index.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (Continued)
•	Dodge & Cox Large Cap Value Portfolio invests in the common stock of companies where the fund managers believe the long-term earnings prospects are not reflected in the current price. This is a separately managed account, not a mutual fund.
•	PSIP International Equity Portfolio is a mix of two mutual funds that invest 80% in units of Fidelity Diversified International Fund (FDIVX) and 20% in units of Eaton Vance Structured Emerging Market Fund – Class I Shares (EIEMX).
•	Rainier Large Cap Growth Portfolio invests primarily in the common stock of large companies, with a goal of long-term capital growth. This is a separately managed account, not a mutual fund.
•	Vanguard Target Retirement Funds provide access to 11 mutual fund options designed for investors expecting to retire around the year indicated in each fund’s name. The funds are managed to gradually become more conservative over time.
•	Mutual Fund Window provides access to approximately 260 mutual fund options from more than 20 investment companies. Effective August 2009, the Mutual Fund Window was closed to new contributions. Participants were given until March 15, 2010, to transfer their existing balances in the Mutual Fund Window to PSIP core options, Vanguard Target Retirement funds or Fidelity’s BrokerageLink. Any remaining balances were automatically transferred to appropriate core options or Vanguard Target Retirement funds on March 15, 2010.
•	Fidelity BrokerageLink provides access to a discount brokerage account which allows participants to develop a self-directed brokerage option.
     Loans: Participants may apply for a loan from the Plan. The total amount owed to the Plan by an individual participant cannot exceed the lowest of: (i) 50% of such participant’s vested account balance, (ii) $50,000 as adjusted for certain items specified in the Plan document, or (iii) the value of the participant’s account attributable to basic, supplemental, catch-up and rollover contributions. Most loans bear interest at the then current prime rate of interest on the loan date plus 1%. Contractual interest rates ranged from 4% to 11% in fiscal 2010 and 2009. Loans may be repaid over a period not to exceed 5 years, except for residential loans, which must not exceed a term of 10 years. Principal repayments and interest are paid through payroll deductions. For participants who have been terminated or are on leave and are no longer receiving a paycheck, loan repayments may be made via electronic fund transfers or monthly coupon payments. Participant loans totaled $30,244,000 and $26,871,000 at March 31, 2010 and 2009.
     Payment of Benefits: Participants have the right to receive a total distribution of the value of their vested PSIP account at the time of retirement, death, disability or termination of employment. In general, benefit payments are made in a lump sum cash amount, but participants also may elect a distribution in-kind and/or in the form of installments. Former employees may remain participants in the Plan.
     Transfers from Other Qualified Plans: In October 2009, the net assets from Edwards Medical Supply, Inc. Employee 401(k) Savings Plan and Trust totaling $5,903,000 were merged into the Plan. In March 2009, the net assets from McQueary Brothers Drug Company 401(k) Profit Sharing Plan totaling $1,657,000 were merged into the Plan.
     B   Non-Participant Directed Investments
     General: The McKesson Employer Company Stock Funds (Allocated and Unallocated) (the “Employer Stock Funds”) consist of a leveraged Employee Stock Ownership Plan (“ESOP”). Generally, the Allocated fund represents shares that have been allocated to participants through employer matching contributions and have not yet been directed to other investment options by the participants. This fund is classified as “non-participant directed” because only the Company can direct shares into this account. The Unallocated fund represents ESOP shares to be used for future employer matching contributions. Participants can transfer employer matching contributions from the allocated fund to other participant directed investments, including the Employee Stock Fund, as soon as they are made. Total transfers to the participant directed investments for the years ended March 31, 2010 and 2009 were $32,688,000 and $23,091,000.
On October 9, 2009, the Plan’s ESOP received its share of the Consolidated Securities Litigation Action settlement proceeds as described in Note 8. Approximately $77 million of the proceeds were attributable to the unallocated shares (the “Unallocated Proceeds”) of McKesson common stock held by the Plan in an ESOP suspense account. The receipt of the Unallocated Proceeds by the Plan was a reimbursement for the loss in value of the Company’s common stock held by the Plan in its ESOP suspense account during the Consolidated Securities Litigation Action class-holding period and not a contribution made by the Company to the Plan or ESOP. In accordance with Plan terms, in April 2010, the entire $77 million of Unallocated Proceeds were allocated to all current Plan participants, to fulfill the Plan’s obligation for the year. Of the $77 million in Unallocated Proceeds, the Plan allocated $51 million to the ESOP as a matching contribution and $26 million as a discretionary contribution. In addition, in accordance with the Plan’s terms, the Plan contributed $4,399,000, in ESOP contributions for the Plan year ending March 31, 2010. The Internal Revenue Code requires that shares be released for employer contributions according to a formula based on debt service payments under the leveraged ESOP component of the Plan.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (Continued)
     In fiscal 2010, Plan matching contributions were funded with 66,444 in shares and $32,000 in cash from the ESOP, and $51,129,000 from the Unallocated Proceeds received from the Consolidated Securities Litigation Action, see Note 8. Fiscal year 2009 Plan matching contributions of $55,539,000 were funded with 81,000 in shares from the ESOP, 462,000 in share contributions and $30,800,000 in cash, both directly from the Company. Effective June 2009, the Plan was amended to allow employer cash contributions and income to be retained in cash or cash equivalent investments within the Plan. Following the amendment, the current year Plan’s match contributions were allocated in April 2010 in cash and subsequently invested in the participant directed funds according to participants’ elections.
     Employer Matching Contributions to Participant Accounts: Effective April 1, 2009, the timing of the employer matching contribution was changed from monthly to annually, and allocated to participants’ accounts as soon as administratively feasible following the last business day of the Plan year. Prior to April 2009, the employer matching contribution was made as of the last business day of each month throughout the fiscal year. Effective April 1, 2009, the Plan was amended to allow participants’ accounts to be credited with employer matching contributions in cash. Prior to April 2009, participant accounts were credited with matching Company contributions, primarily in the form of the Company’s common stock. Effective April 1, 2005, the Plan provides for Company matching contributions to all participants who make elective deferrals in an amount equal to 100% of the employee’s deferral for the first 3% of pay deferred and 50% of the employee’s deferral for the next 2% of pay deferred. An additional annual matching contribution may be granted to Plan participants at the discretion of the Company. The Plan was amended effective April 1, 2007, to provide for a true-up matching employer contribution, the amount equal to the difference between (1) a participant’s matching contribution determined based on the participant’s compensation and eligible contributions for the entire Plan Year and (2) the amount of the participant’s matching contribution contributed to the Plan on a monthly basis for the Plan Year.
     Employer Contributions: Dividends on unallocated shares of Company common stock are used to pay the obligations under the ESOP loans. Under the terms of the loan agreements, the Company is required to make cash contributions to the extent that the dividends are not sufficient to service the debt. To pay down such debt obligations, cash contributions amounted to $899,000 and $2,436,000 in the years ended March 31, 2010 and 2009.
     Vesting: Employer contributions made on or after April 1, 2005 are 100% vested immediately. Employer contributions made before April 1, 2005 vest ratably over five years of service (20% vests each year over five years). Generally, for employer contributions made before April 1, 2005, 100% vesting is provided upon retirement, disability, death, termination of the Plan, or a substantial reduction in work force initiated by the Company for affected participants. Dividends automatically reinvested in McKesson common stock on and after January 1, 2003 are also 100% vested at all times.
     Forfeitures: A rehired employee who has met certain levels of service prior to termination may be entitled to have forfeited interests in the PSIP reinstated. Each fiscal year, forfeited interests are used to reinstate previously forfeited amounts of rehired employees and to pay other Plan expenses as appropriate. Forfeitures for the years ended March 31, 2010 and 2009 of employer contributions made before April 1, 2005 were $570,000 and $430,000.
     Diversification of Stock Fund: Participants may transfer Company contributions to other investment funds as soon as they are made. In addition, participants may diversify past Company contributions without restrictions.
     Payment of Benefits: Distributions are made only upon a participant’s retirement, death (in which case, payment shall be made to the participant’s beneficiary), or other termination of employment with the Company. Distributions are made in cash or, if a participant elects a distribution in-kind, in the form of Company common shares plus cash for any fractional share.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (Continued)
     McKesson Employer Stock Funds (Allocated and Unallocated): The following is information regarding the shares of McKesson common stock at fair value held as of March 31 (in thousands):

	2010			2009
	Number of		Fair Value of	Number of		Fair Value of
	Shares	Cost Basis	Shares	Shares	Cost Basis	Shares
Allocated	6,756	$241,272	$443,996	7,719	$276,973	$270,485
Unallocated			—	67	1,252	2,328

Total	6,756	$241,272	$443,996	7,786	$278,225	$272,813

     The per share fair value of McKesson common stock at March 31, 2010 and 2009 was $65.72 and $35.04.
     The following is a reconciliation of the allocated and unallocated net assets available for benefits for the Non-Participant Directed funds for the years ended March 31 (in thousands):

	2010			2009
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Net Assets April 1	$272,442	$1,443	$273,885	$386,242	$4,481	$390,723
Net (depreciation) appreciation	225,261	2,039	227,300	(128,665)	(1,254)	(129,919)
Dividends and interest	3,472	32	3,504	3,599	54	3,653
Securities litigation settlement proceeds		76,949	76,949			—
Employer contributions		899	899	51,376	2,436	53,812
Benefits paid to participants	(25,980)		(25,980)	(21,092)		(21,092)
Interest expense		(14)	(14)		(111)	(111)
Administrative fees	(103)		(103)	(90)		(90)
Allocation of 67 shares, at market	4,367	(4,367)	—			—
Allocation of 81 shares, at market			—	4,163	(4,163)	—
Cash allocation	32	(32)	—			—
Transfers to participant directed investments	(32,688)		(32,688)	(23,091)		(23,091)

Net Assets March 31	$446,803	$76,949	$523,752	$272,442	$1,443	$273,885

2. Significant Accounting Policies
     Basis of Accounting: The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.
     Investments held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts. The contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
     Cash Equivalents: The Plan considers all highly liquid debt instruments with remaining maturities of less than three months at the date of purchase to be cash equivalents.
     Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein. Actual results could differ from those estimates.
     Risk and Uncertainties: The Plan utilizes various investment instruments including mutual funds, common collective trusts, separately managed accounts and guaranteed investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (Continued)
     New Accounting Pronouncements: In April 2009, new fair value guidance regarding “Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, was issued. The Plan adopted in the new guidance in April 2009, which required expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments. The adoption of this new guidance did not have a material impact on the Plan’s financial statements.
     On April 1, 2009, the Plan adopted new guidance that permits entities to use a Net Asset Value (“NAV”) to estimate fair value, provided that the NAV is computed as of the date of the financial statements. The investments must be in an entity with all the attributes of an investment company and it cannot have a readily determinable fair value. The adoption of this new guidance did not have a material impact on the statements of net assets available for benefits and statements of changes in net assets available for benefits. See Note 4, “Fair Value Measurement,” for disclosures pursuant to this new guidance.
     Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in mutual funds are stated at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in the Fidelity BrokerageLink are stated at quoted market prices. Investments in common collective trusts are stated at net asset value. Interests in separately managed funds are valued based on the underlying net assets.
     Within the BNY Mellon Stable Value Portfolio (“Stable Value Portfolio” or “BNY”), traditional Guaranteed Investment Contracts (“GICs”) and Variable Synthetic GICs are stated at estimated fair value using discounted cash flows. Fixed Maturity Synthetic GICs are stated at estimated fair value based on market values of publicly traded bonds that are held as its underlying assets. Constant Duration Synthetic GICs are also held in the Stable Value Portfolio and are stated at estimated fair value based on market values.
     Participant loans are valued at their outstanding loan balances, which approximates fair value. Shares of McKesson common stock are valued at quoted market prices on March 31, 2010 and 2009. Certain administrative expenses are allocated to the individual investment options based upon daily balances invested in each option and are reflected as a reduction of net appreciation in fair market value of investments. Consequently, these management fees and operating expenses are reflected as a reduction of investment return for such investments. All other activities are recorded in the Plan based on the elections of the individual participants in the Plan. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
     Administrative Fees: Administrative fees of the Plan are paid by either McKesson or the Plan, as provided by the Plan document.
     Benefits: Benefits are recorded when paid.
3. Investments
     The fair values of individual investments that represent 5% or more of the Plan’s net assets at March 31 were as follows (in thousands):

	2010	2009
McKesson Corporation Stock (Allocated, Unallocated and Employee Stock Fund) *	$511,711	$309,840
SSgA S&P 500 Index Fund	271,399	101,200
Dodge & Cox Large Cap Value Portfolio **	142,302	—
Rainier Large Cap Growth**	130,877	—
Stable Value Portfolio	216,040	133,528
Fidelity BrokerageLink**	107,977	—

*	Non-Participant Directed and Participant Directed

**	Fair value did not exceed 5% of the Plan’s net assets at March 31, 2009.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (Continued)
     The Stable Value Portfolio contains investment contracts with insurance companies and financial institutions with the objective to provide participants with a stable return on investment and protection of principal from changes in market interest rates.
     Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. Traditional GIC crediting rates are based upon the rate that is agreed to when the insurance company writes the contract and are generally fixed for the life of the contract.
     Variable Synthetic GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are held in a bankruptcy-remote vehicle for the benefit of the fund (or plan). The contract is benefit responsive and provides next day liquidity at contract value. The Variable Synthetic GIC crediting rate is reset every quarter based on the then current market index rates and investment spread. The investment spread is established when the contract is issued and is guaranteed by the issuer for the life of the investment.
     Fixed Maturity Synthetic GICs consist of an asset or collection of assets that are owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides contract value accounting for the asset and assures that contract value, benefit responsive payments, will be made for participant-directed withdrawals.
     Constant Duration Synthetic GICs consist of a portfolio of securities owned by the fund (or plan) and a benefit responsive book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration and assures that contract value payments will be made for participant-directed withdrawals.
     The Fixed Maturity Synthetic and Constant Duration Synthetic GICs use wrap contracts in order to manage market risks and to alter the return characteristics of the underlying portfolio of securities owned by the Stable Value Portfolio to match certain fund objectives. There are no reserves against these contract values for credit risk of the contract issuer or otherwise. For both Fixed Maturity Synthetic and Constant Duration Synthetic GICs, the fair values of “wraps” provided by issuers are valued using the combination of a cost and income approach. The methodology uses the cost approach to determine a replacement value of each contract based on an internal pricing matrix at March 31, 2010 and 2009. The methodology then uses the income approach to determine the present value of the fee payments related to the contract, using both the current contractual fees as well as the replacement fees generated by the matrix pricing. The fee payments over the duration of the contract are discounted by using comparable duration swap rates. The carrying value of the contract is the present value of the wrapper cost applying replacement fees less the present value of the wrapper cost applying current contractual fees.
     The initial crediting rates for both the Fixed Maturity Synthetic and Constant Duration Synthetic GICs are established based on the market interest rates at the time the initial asset is purchased and is guaranteed to have an interest crediting rate of not less than zero percent. The Fixed Maturity Synthetic GIC crediting rate is set at the start of the contract and typically resets on a quarterly basis. The Constant Duration Synthetic GIC crediting rate resets every quarter based on the contract value, the market yield to maturity, the market value and the average duration of the underlying assets. The crediting rate for Constant Duration Synthetic GICs aims at converging the contract value with the market value; therefore, it will be affected by interest rate and market changes.
     It is probable that withdrawals and transfers resulting from the following events will limit the ability of the fund to transact at book or contract value. Instead, fair value will likely be used in determining the payouts to the participants.
•	Employer-initiated events — events within the control of the plan or the plan sponsor which would have a material and adverse impact on the fund

•	Employer communications designed to induce participants to transfer from the fund

•	Competing fund transfer or violation of equity wash or equivalent rules in place

•	Changes of qualification status of employer or plan

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (Continued)
     In general, issuers may terminate the GICs and settle at other than contract value if there is a change in the qualification status of employer or plan breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.
     The average yield of the entire Stable Value Portfolio based on actual earnings was 2.64% and 4.22% at March 31, 2010 and 2009. The average yield of the GICs based on the interest rate credited to participants was 2.67% and 4.08% at March 31, 2010 and 2009. To calculate the required yield, the amount credited to participants for the last day of the period is annualized and divided by the fair value of the investment portfolio on that date.
     The GICs are presented in the Statements of Net Assets Available for Benefits at fair value in the investments total and adjusted to contract value in determining the net assets available for benefits.
The portfolio holdings in the BNY Stable Value Portfolio as of March 31 are shown below (in thousands):

	2010
	Rating	Investment	Wrap	Adjustment to
	S&P/	at Fair	Contract at	Contract
	Moody’s	Value	Fair Value	Value
Cash /Cash Equivalent:
Fidelity Management Trust Company (STIF)	Cash/Cash	$45,112	$—	$—
Natixis Financial Products, Inc.	AAA/Aaa	2,069	—	(60)
Guaranteed Investment Contract:
Metropolitan Life Insurance Company	AA-/Aa2	2,765	—	(144)
New York Life	AAA/Aaa	2,115	—	(49)
Fixed Maturity Investment:
Bank of America, N.A.	AAA/Aaa	11,624	15	(368)
State Street Bank	AAA/Aaa	13,660	8	(511)
Rabobank Nederland	AAA/Aaa	5,276	3	(116)
Constant Duration Synthetic:
State Street Bank	AA+/Aa1	23,152	30	(498)
Pacific Life	AA+/Aa1	44,276	59	(924)
Natixis Financial Products, Inc.	AA+/Aa1	20,981	6	(431)
Prudential	AA+/Aa1	44,246	—	(20)
Pooled Funds:
Mellon Stable Value Fund	AA+/Aa1	643	—	(13)

Total		$215,919	$121	$(3,134)

	2009
	Rating	Investment	Wrap	Adjustment to
	S&P/	at Fair	Contract at	Contract
	Moody’s	Value	Fair Value	Value
Cash /Cash Equivalent:
Fidelity Management Trust Company (STIF)	Cash/Cash	$13,949	$—	$—
Natixis (formerly IXIS) Financial Products, Inc.	A+/Aaa	2,057	—	(50)
Guaranteed Investment Contract:
Metropolitan Life Insurance Company	AA-/Aa2	2,554	—	(44)
Fixed Maturity Investment:
Bank of America, N.A.	AAA/Aaa	16,223	17	166
State Street Bank	AAA/Aaa	12,421	13	734
Rabobank Nederland	AAA/Aaa	8,099	4	(122)
Constant Duration Synthetic:
State Street Bank	AA+/Aa2	20,304	38	1,464
Pacific Life	AA+/Aa2	38,812	49	2,941
Natixis (formerly IXIS) Financial Products, Inc.	AA+/Aa2	18,400	—	1,360
Pooled Funds:
Mellon Stable Value Fund	AA+/Aa1	588	—	20

Total		$133,407	$121	$6,469

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (Continued)
During fiscal 2010 and 2009, the Plan’s net appreciation/ (depreciation) in fair value of investments (including gains and losses on investments bought and sold, as well as held during the year) was as follows (in thousands):

	2010	2009
Common/collective trusts	$72,668	$(79,112)
Mutual funds, Fidelity BrokerageLink and Stable Value Portfolio	224,067	(309,506)
Separately managed accounts	63,967	(71,218)
McKesson Common Stock:
Employer Stock Funds (Allocated and Unallocated)*	227,300	(129,919)
Employee Stock Fund	32,091	(16,348)

Total	$620,093	$(606,103)

*	Non-Participant Directed
4. Fair Value Measurement
     Fair value is defined as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. When determining fair value, the Plan considers the principal or most advantageous market in which the Plan would transact, and the Plan considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, redemption restrictions, and risk of non-performance.
     In addition to defining fair value, the Plan is required to establish a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:
Level 1 –	unadjusted quoted prices in active markets for identical assets or liabilities,

Level 2 –	quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means,

Level 3 –	unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of assets or liabilities.
     The Plan’s investments measured at fair value on a recurring basis consisted of the following types of instruments as of March 31, (in thousands):

	2010
	Total	Level 1	Level 2		Level 3
Mutual funds and Fidelity BrokerageLink	$474,411	$474,411	$		$
Common/collective trusts	372,248			372,248
Separately managed accounts	361,326	361,326
BNY Mellon Stable Value Portfolio underlying investments	216,040			216,040
Participant loans	30,244					30,244
McKesson common stock	511,711	511,711

Total	$1,965,980	$1,347,448		$588,288		$30,244

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (Continued)

	2009
	Total	Level 1	Level 2		Level 3
Mutual funds and Fidelity BrokerageLink	$555,801	$555,801	$		$
Common/collective trusts	181,344			181,344
Separately managed accounts	92,402	92,402
BNY Mellon Stable Value Portfolio underlying investments	133,528			133,528
Participant loans	26,871					26,871
McKesson common stock	309,840	309,840

Total	$1,299,786	$958,043		$314,872		$26,871

     The following table presents a Level 3 reconciliation (in thousands):

Participant Loans
Beginning balance – April 1, 2009	$26,871

Additions, repayments, settlements, net	3,373

Ending balance – March 31, 2010	$30,244

     Below is a description of the valuation methodologies used for the fair value measurements.
     Mutual funds are publicly traded investments which are valued using the NAV. The NAV of a mutual fund is a quoted price in an active market. The NAV is determined once a day after the closing of the exchange based upon the underlying assets in the fund, less the fund’s liabilities, expressed on a per-share basis.
     Common/collective trusts are valued based on the NAV of the underlying securities in an active market. The beneficial interest of each participant is represented in units. Units are issued and redeemed daily at the fund’s closing NAV.
     Separately Managed Accounts are valued based on the fair values of the underlying securities in an active market.
     BNY Mellon Stable Value Portfolio includes Fixed Maturity Synthetic and Constant Duration Synthetic GICs which consist primarily of underlying assets which are traded in active markets and have readily quoted market prices. The fair value of the underlying portfolio of these contracts is the sum of all assets’ market values provided by third party pricing sources or external managers. Both Fixed Maturity Synthetic and Constant Duration Synthetic GICs contain wrap contracts that guarantee benefit responsive payments for participant directed transactions at contract value. The fair value of the wrap contract is the present value of the wrapper cost applying replacement fees less the present value of the wrapper cost applying current contractual fees. Short term investments represent a fund’s cash balance fair value equal to the face value of cash. Fair values of traditional GICs are determined by calculating the present value of all future cash flows of the contract. Fair value of Variable Synthetic GICs is the book value of the contracts plus the present value of the payments required by the current market spread less the present value of the contractual spread payments set at the time of purchase.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (Continued)
     The Plan’s investments in certain entities where the fair value is measured by net asset value per share are summarized below as of March 31, 2010 (in thousands):

		Redemption	Redemption
	Fair Value	Frequency	Notice Period
Common/collective trusts	$372,248	As needed	1 -5 days
BNY Stable Value Portfolio:
Constant duration synthetic contracts	132,750	As needed	3-4 days
Cash and cash equivalents	45,112	As needed	1 day
Pooled funds	643	*	1-2 days

Total	$550,753

*	A plan sponsor directed or investment manager directed termination will receive book value, though the Trustee of the fund (BNY) has the right to delay the withdrawal for up to 12 months to assure that the transaction does not negatively affect the remaining investors in the Fund
5. ESOP Promissory Notes Payable
     In June 1989, the Company amended the Plan to add an additional leveraged ESOP. In June 1989, the Plan purchased from the Company 2,849,003 shares of McKesson Corporation Series B ESOP Convertible Preferred Stock ($43.875 stated value) for $125,000,000, financed by a twenty-year term loan from the Company. During fiscal 1995, in connection with the PCS Transaction (a fiscal 1995 transaction involving a reorganization and a sale of a business unit of the Company), all shares of Series B ESOP Convertible Preferred Stock held by the Plan were converted into 5,440,914 shares of Company common stock. In fiscal 1996, in connection with the PCS Transaction, the ESOP purchased 6,259,080 additional shares of Company common stock.
     The ESOP promissory note supporting the June 1989 stock purchase was payable to the Company in annual installments plus interest at 8.6% over a twenty-year term ending in fiscal 2010. In June 2007 a principal payment of $6,000,000 was made to enable the release of additional shares for employer contributions, and each of the scheduled subsequent loan repayment installments was reduced. In June 2009, the Company paid in full the remaining principal amount of $869,000. At March 31, 2010 there were no outstanding ESOP Loans. The remaining unallocated shares of McKesson common stock were released and allocated to participants for the fiscal year 2010.
6. Federal Income Tax Status
     The Internal Revenue Service has determined and informed the Company by letter dated January 21, 2004, that the Plan is qualified and the trust established under the Plan is tax-exempt, in accordance with the applicable sections of the Internal Revenue Code. In accordance with Revenue Procedure 2006-66, the Plan’s sponsor has requested an updated determination letter on the entire Plan as amended, including the requirements of the Economic Growth and Tax Relief Reconciliation Act of 2001, Pub. L. 107-16, and all other items identified on the 2005 Cumulative List of Changes in Plan Qualification Requirements. The Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore no provision for income taxes has been included in the Plan’s financial statements.
7. Plan Termination
The Company’s Board of Directors reserves the right to terminate the Plan. If termination should occur, all participant accounts will immediately vest and each account would receive a distribution equal to the vested account balance.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (Continued)
8. Litigation
     Accounting Litigation
     Following the announcements by McKesson in April, May and July of 1999 that McKesson had determined that certain software sales transactions in its Information Solutions segment, formerly HBO & Company (“HBOC”), were improperly recorded as revenue and reversed, numerous lawsuits had been filed against McKesson, HBOC, certain of McKesson’s or HBOC’s current or former officers or directors, and other defendants, including Bear Stearns & Co. Inc. (“Bear Stearns”) and Arthur Andersen LLP (“Andersen”), which lawsuits were consolidated into a single proceeding in the Northern District of California captioned, In re McKesson HBOC, Inc. Securities Litigation (No. C-99-20743 RMW) (the “Consolidated Securities Litigation Action”). On January 12, 2005, McKesson announced that it had reached an agreement to settle the claims in the Consolidated Securities Litigation Action. On February 24, 2006, the district court gave final approval to the McKesson settlement of the Consolidated Securities Litigation Action, and as a result, McKesson paid approximately $960 million into an escrow account established by the lead plaintiff in connection with the settlement. On April 13, 2007, the district court gave final approval to the settlement of related claims against Andersen brought pursuant to the Consolidated Securities Litigation Action. In that matter, the district court found the settlement of the claims against Andersen for the sum of $72.5 million in cash, plus accrued interest, was fair, reasonable, and adequate to the settlement class. On January 18, 2008, the trial judge gave his final approval to a settlement of the class action by the last remaining defendant, Bear Stearns. In consideration of obligations of Bear Stearns, McKesson paid $10 million to fund the Bear Stearns class settlement. The Bear Stearns settlement is final. On April 27, 2009, the court issued an order approving the distribution of the settlement funds. On October 2009, the Plan received approximately $119 million of the Consolidated Securities Litigation Action proceeds. Approximately $77 million of the proceeds were attributable to the unallocated shares (the “Unallocated Proceeds”) of McKesson common stock owned by the Plan in an ESOP suspense account. The receipt of the Unallocated Proceeds by the Plan was reimbursement for the loss in value of the Company’s common stock held by the Plan in its ESOP suspense account during the Consolidated Securities Litigation Action class holding period and not a contribution made by the Company to the Plan or ESOP. The receipt of the Unallocated Proceeds is reported as “Securities Litigation Settlement Proceeds” in the non-participant directed column within the Statement of Changes in Net Assets. In accordance with the Plan terms, the Plan distributed all the Unallocated Proceeds to the current Plan participants after the close of the Plan year in April 2010.
     Approximately $42 million of the proceeds were attributable to the allocated shares (“Allocated Proceeds”) of McKesson common stock owned by the Plan participants during the Consolidated Securities Litigation Action class-holding period (“Settlement Class”). The receipt of the Allocated Proceeds by the Plan is reported as “Securities Litigation Settlement Proceeds” in the participant directed column within the Statement of Changes in Net Assets. The portion of the settlement amount related to allocated shares was allocated to members of the Settlement Class on November 6, 2009. An account was established in the Plan for each member of the Settlement Class to hold such allocation and invest it in accordance with their current investment elections in effect. For Participants without a current investment election, their account was invested in the Plan’s default investment fund, an age appropriate Vanguard Target Retirement Fund. Participants are permitted to take a distribution of such allocated amount in accordance with the terms of the Plan.
9. Related-Party Transactions
     At March 31, 2010 and 2009, the Plan held approximately 7,778,000 and 8,834,000 of McKesson common shares, the Plan’s sponsor. The shares were held within the Plan’s Employer and Employee Stock Funds and the Leveraged ESOP. At March 31, 2010 and 2009, the allocated Employer Stock Fund held approximately 6,756,000 and 7,719,000 common shares and the Leveraged ESOP held approximately no shares and 67,000 common shares, as collateral for the ESOP loans. At March 31, 2010 and 2009, the Employee Stock Fund held approximately 1,022,000 and 1,048,000 shares.
     McKesson declared dividends of $0.48 per share for fiscal year 2010 and 2009. During the years ended March 31, 2010 and 2009, the Employer Stock Fund received dividend income from McKesson common shares of approximately $3,567,000 and $3,118,000. During each of the years ended March 31, 2010 and 2009, the Employee Stock Fund received dividend income from McKesson common shares of approximately $502,000 and $393,000.
     Certain investment options are managed by Fidelity, which also serves as the Plan’s record-keeper and trustee. Therefore, these transactions qualify as party-in-interest transactions. Fees for investment management services are allocated to the participants with balances in those funds.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FINANCIAL NOTES (Continued)
10. Reconciliation of Financial Statements to Form 5500
     The following is a reconciliation of the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits per the financial statements at March 31, 2010 and 2009 to the Form 5500:
Statements of net assets available for benefits:

	2010	2009
Net assets available for benefit per the financial statements	$2,042,602	$1,307,327
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,134	(6,469)

Net assets available for benefits per the Form 5500	$2,045,736	$1,300,858

Statements of changes in net assets available for benefits:

	2010	2009
Increase (decrease) in net assets per the financial statements	$735,275	$(509,233)
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	9,603	(6,166)

Net increase (decrease) in net assets available for benefits per the Form 5500	$744,878	$(515,399)

11. Subsequent Events
     Effective April 2010, the Plan was amended to change the timing of the employer matching contribution allocation from annual to each pay period.
     The Consolidated Securities Litigation Action Unallocated Proceeds of approximately $77 million, as described above, were recorded as unallocated non-participant directed cash and cash equivalents in the Statement of Net Assets as of March 31, 2010. The funds were allocated and posted to Plan participants’ accounts in April, 2010.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR) MARCH 31, 2010

		Shares/Units/Interest
Investment/Fund Name	Cost Basis	Rate	Fair Value
* MCKESSON EMPLOYER STOCK FUND (allocated)	$241,271,980	6,755,864	$443,995,382
* MCKESSON EMPLOYEE STOCK FUND	43,092,666	1,022,241	67,715,315

			511,710,697

SSGA BOND INDEX	95,887,205	4,782,026	100,848,678
SSGA S&P 500 INDEX	240,724,293	14,009,569	271,399,489

			372,248,167

DODGE & COX LARGE CAP VALUE FUND	121,160,797	11,486,658	142,302,072
RAINIER LG CAP GROWTH	129,075,265	14,855,555	130,877,440
CADENCE SMALL CAP GROWTH	49,733,111	3,347,190	50,104,376
FISHER LARGE CAP GROWTH	36,897,990	2,055,893	38,042,539

			361,326,427

UNDERLYING SECURITIES OF BNY MELLON STABLE VALUE FUND:
Fidelity Management Trust Company (STIF) 100-31-TPMZ	45,111,736	0.21%	45,111,736
Natixis Financial Products, Inc. 975-25 (5 Year CMS-19)	2,008,404	2.46%	2,068,553
Mellon Stable Value Fund	629,163	3.32%	642,609
Bank of America, N.A. 03-051	11,271,227	4.69%	11,638,848
Metropolitan GAC 31937	2,621,587	4.44%	2,764,997
Natixis Financial Products, Inc. WR 1075-01	20,555,467	3.73%	20,986,328
New York Life GA 34301	2,066,673	3.44%	2,115,441
Prudential GA 62189	44,226,919	3.18%	44,246,443
State Street Bank SSB1 107074	22,684,787	3.77%	23,182,951
State Street Bank SSB2 107075	13,156,785	4.99%	13,668,000
Pacific Life G-27306.01	43,411,021	3.77%	44,335,324
Rabobank Nederland MCK080301	5,162,602	4.13%	5,279,075

			216,040,305

FIDELITY BROKERAGELINK	104,453,787	40,415,915	107,976,654
VANGUARD TARGET RET 2010	19,621,717	939,300	19,922,543
VANGUARD TARGET RET 2020	56,346,400	2,775,948	57,656,436
VANGUARD TARGET RET 2030	44,946,727	2,287,623	46,187,107
VANGUARD TARGET RET 2040	20,266,233	1,044,953	20,846,806
VANGUARD TARGET RET 2050	3,166,432	164,483	3,292,953
VANGUARD TARGET RET INC	3,702,661	349,347	3,769,459
VANGUARD TARGET RET 2005	2,860,642	257,194	2,901,150
VANGUARD TARGET RET 2015	37,982,831	3,305,808	38,810,187
VANGUARD TARGET RET 2025	47,922,517	4,158,682	49,114,029
VANGUARD TARGET RET 2035	28,795,671	2,436,143	29,672,224
VANGUARD TARGET RET 2045	6,310,598	517,118	6,515,683
PSIP INTERNATIONAL	85,659,082	3,761,582	87,744,640

			474,409,871

* OUTSTANDING LOAN BALANCES (5,096 loans, interest rates from 4% to 11%)	—		30,244,379

Total	$1,632,784,976		$1,965,979,846

*	Party-in-interest

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

McKesson Corporation Profit-Sharing Investment Plan
Dated: September 21, 2010	/s/ Jeffrey C. Campbell
Jeffrey C. Campbell
Executive Vice President and Chief Financial Officer

/s/ Jorge Figueredo
Jorge Figueredo
Executive Vice President Human Resources